
MARUX

Executive Summary

Summary

MARUX's application addresses many medical care and services in internet of health things (IoHT); integrating health objects with network connectivity from the digital and physical world. Furthermore, it combines personal health technologies and internet of things (IoT) and takes full advantages of expanding abilities to exchange useful medical data and enable improvements in context awareness and the ability to initiate actions based on cross-data that are collected and analyzed.

MARUX addresses three fastest growth segments in technology:

- Remote Diagnostics Market Expected to Grow by $38.8 Billion During 2020-2027; compounded annual growth rate (CAGR) of 19.4%
- Remote Patient Monitoring System Market Worth $1.8 Billion By 2026; CAGR of 13.5%
- Transportation telematics solutions market size is projected to reach USD 227 billion by 2025; CAGR of 27%


Transportation Telematics
Automotive + New + Existing
Commercial + Fleet
0 50,000..100,00..150,00..200,00..250,00..300,00..350...
$227 Billion
27% CAGR to 2025


Remote Medical Monitoring + Telehealth
Remote Diagnostics Software
Telehealth
Medical Alert Systems
0
10,000,000,000
20,000,000,000
30,000,000,000
40,000,000,000
50,000,000,000
60,000,000,000
70,000,000,000
80,000,000,000
90,000,000,000
$108 Billion
2025

Company description

MARUX - ma·roo |/məˈro͞o/ - augmented intelligence enabled SaaS, for telehealth, medical responsiveness, and remote diagnostics.

MARUX, INC. is an early-stage artificial-intelligence company focused on the development of a machine learning visually-based augmented reality software for a broad range of medical diagnostics for emergency and non-emergency situations.

In emergency care delivery, the company will focus on patient-centric emergency care delivery, and patient-centered emergency care delivery. The company will focus its software application on emergency call systems and databases that embed the injured person's emergency data, data of the place of occurrence, geographical data, the source caller; all of which will be forwarded to the emergency room team members, and triage to other healthcare systems.


Emergency Medical Services
(EMS)
Transportation | Telematics
Solutions
Remote Patient Monitoring +
Medical Diagnostics

Organization Description

Incorporated in the State of Michigan as a C-Corp, focused on developing extended/cross-reality (XR), augmented reality (AR), machine learning (ML), and artificial intelligence (AI), for remote diagnostics through telematics, and remote monitoring software application in medical healthcare. MARUX is leveraging multiple partnerships across automotive, transportation, emergency medical services (EMS), hospitals, healthcare providers, medical insurance, and technology solutions providers, to develop and commercialize its SaaS in North America, as well as into international regions.

Management team

Jonathan Lighting Rayos - CEO/CIO/Founder - Founded three technology companies in media, and hardware. Two successful exits & design patents. Self taught in JavaScript, Python, Unity.

Michael D'Orazio - Operations Officer/Financial Officer/Co-Founder - Founded a leading consulting firm for the OEM and Tier-1 sector in services, solutions, and systems applications. Over 20 years experience in automotive consulting.

Darko Stanimirovic - Technical Officer/Lead Software Engineer - Extensive experience in Unity, Unreal Engine, XR, AR, IoT, Cloud, Augmented Analytics, Data mining, Optional character recognition.

Rose Pizzo - Communications Officer - Has led several OEM automotive launches and money saving process improvements. Leads with strong business intelligence and analytical skills.

Dr. Paul Kruszewski, Ph.D - Artificial Intelligence/Machine Learning Advisor - Holder of multiple international patents in A.I., M.L., facial recognition, optional character recognition.

Dr. KENNETH E. Paik, M.D.,MBA - Machine Learning/Digital Health Consultant - Harvard, MIT trained clinical informatician, with specific expertise in big data analytics, health technology strategy, and mobile health.

Key Benefits + Product Development Timeline

- Enables real-time data by Augmented-Intelligence, and telematics for medical assessments, and pre-diagnosis of transportation occupants in an emergency or non-emergency situation.
- Connects a Extended/Cross Reality (XR) platform interface that helps train first responders, and health professionals in all medical assessment situations.
- Enhances Augmented-Intelligence of telehealth data by Remote Diagnostics and Monitoring—in emergency or non-emergency situations
- Two U.S. provisional patents #629411150, #63033698, and a proprietary trade secret. (https://www.pr.com/press-release/814750)


Current State
Augmented analytics, A.I. data algorithms, and deep learning data for biomechanics and physiology sets.
Extended | Cross Reality
Full spectrum of physiology characteristics to digitally mirror subjects and occupants.
Integrated Dashboard
Medical vitals and physiological visuals integrated with medical databases and emergency medical services.
Completed Beta + Embedded
Full integrated health objects with connectivity of medical data, patient vitals, cross-data collection, and current state.

Marketing plan

MARUX's 12 month marketing plan (Q3-2020 to Q2-2021) is tiered and targeted toward seeking strategic companies for long term and short term partnerships, business to business licensing opportunities, and developing scalable rollout into key market municipalities.

Funding request and use

Currently accepted by leading crowdfunding platform, WeFunder. Seeking Lead Investor(s) for $10K - $100K investments (Terms negotiable). Pre-revenue valuation of $3.8M to 4.0M.

Overview of WeFunder - (https://dfon51l7zffjj.cloudfront.net/uploads/remote_files/81339-BE9A2a6x13SDs1ZEp3BXU57K/Wefunder_Deck_3.17.20.pdf) Pre-positioned for a angel round request. Initial angel round goals of $500M by Q4-2020; $1.1M by Q2-2021.

Use of funds: Pilot launch of remote diagnostics with integrated artificial intelligence onto cross-reality visuals and real-time dashboard; 6 months to 1 year burn-rate for market development and operations.

Financial projections

After product beta release, we anticipate a very conservative sales projection of $30M in first full year-1. We currently have letters of interest from several Michigan based senior living center groups, a leading multinational tier-1 automotive supplier, Michigan's largest fire departments/first responder units, and pending status of leading hospital emergency room departments. With a CAGR to 2026 of $2 billion.


Sales Forecast
Year One
Year Two
Year Three
Year Four
Year Five
0
100,000,000
200,000,000
300,000,000
400,000,000
500,000,000
600,000,000
700,000,000
800,000,000
900,000,000
1,000,000,000
1,100,000,000
1,200,000,000
1,300,000,000
1,400,000,000
1,500,000,000
1,600,000,000
1,700,000,000
1,800,000,000
1,900,000,000
2,000,000,000
Sales Projections
Emergency Medical Services (EMS)
Remote Diagnostics
Telehealth / Telemedicine
Transporation I Telematics

Conclusions

Recent publications, including Internet of Things in Emergency Medical Care and Services (2019) https://www.intechopen.com/books/medical-internet-of-things-m-iot-enabling-technologies-and-emerging-applications/internet-of-things-in-emergency-medical-care-and-services), focuses on emergency care as a critical area of medicine whose outcomes are influenced by the time, availability, and accuracy of contextual information.

In addition, the success of emergency care depends on the quality and accuracy of the information received during the emergency call and data collected during the emergency transportation. The success of a follow medical treatment at an emergency care unit depends too on data collected during the two phases: emergency call and transport. However, most information received during an emergency-call is inaccurate and the process of information collection, storage, processing, and retrieval, during an emergency-transportation, is remaining manual and time-consuming. Emergency doctors mostly lack patient's health records and base the medical treatment on a set of collected information including information provided by the inpatient process from first responders.